CC Neuberger Principal Holdings I

200 Park Avenue, 58th Floor

New York, NY 10166

January 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Melissa Walsh and Edwin Kim

Re:	CC Neuberger Principal Holdings I Registration Statement on Form S-4 File No. 333-249953

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CC Neuberger Principal Holdings I (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5 p.m., Eastern Time, on January 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Chinh E. Chu
Chinh E. Chu
Chief Executive Officer